Mohamed Hassan

Chief Accounting Officer

Experienced accounting and finance professional with over 15 years of expertise in tax preparation, financial control, compliance, and business operations. Proven leader with a strong track record in managing accounting functions, building client relationships, and ensuring regulatory compliance.

Professional Experience

Kandiyohi Tax Professionals INC. — Owner & Tax Preparer (2013–Present)

- Prepare accurate federal and state tax returns for over 100 individual and business clients annually.
- Conduct client tax interviews and provide advisory services on tax issues and planning strategies.
- Deliver exceptional customer service while building long-term client relationships.
- Utilize ATX/CCH Wolters Kluwer tax software and advanced Excel tools to ensure efficient and compliant filings.

JOTS, Inc. — Financial Controller (February 2016–Present)

- Manage accounting and finance operations for the Melrose plant.
- Prepare annual operating plans, financial forecasts, and detailed management reports.
- Oversee month-end closing processes and ensure accuracy of financial statements.
- Monitor internal controls and collaborate closely with external auditors to maintain compliance.

KAAH Express, Inc. — Compliance Officer & Agent Manager / Franchise Owner (15+ Years)

- Oversaw compliance operations for money service business activities.
- Managed agents and ensured adherence to federal and state regulatory requirements.
- Resolved operational and compliance issues through effective problem-solving and leadership.

Certifications & Skills

- Registered Tax Preparer with active PTIN
- Tax Software: ATX / CCH Wolters Kluwer
- Advanced proficiency in Microsoft Excel, Microsoft Office, and Oracle Cloud
- Financial reporting, budgeting, forecasting, and internal controls
- Strong leadership, client service, and compliance management skills